FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March, 2004

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 2, 2004	signed "Don Gleason" Don Gleason, CFO

2

NEW CHIEF EXECUTIVE AT CHARTWELL GAMES CORP.

Chartwell Technology Inc. **TSX-VEN: CWH**

Calgary, Canada, March 3, 2004, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and mobile gaming industry is pleased to announce the appointment of Mr. Lee Richardson as Chief Executive of Chartwell Games Corp., its wholly owned subsidiary. Mr. Richardson will oversee the European operations of Chartwell Games Corp. including sales, marketing, and business development. He will also be responsible for enhancing our corporate presence and expansion in this strategic market.

Mr. Richardson holds an MBA from the University of Strathclyde (Glasgow), is a Fellow of the UK Chartered Institute of Marketing, and a member of the UK Academy of Marketing. He brings to Chartwell over 20 years of senior-level experience in national and international business-to-business and consumer markets including betting, gaming, and leisure. Mr. Richardson's extensive industry experience includes his position as Chief Operating Officer of Coral Eurobet, Managing Director of Totalbet.com, Managing Director of Tote Direct and Marketing Director of the British Horseracing Board.

"We are extremely pleased to have someone with Lee's extensive industry background, solid reputation and broad skill set join the Chartwell team" stated Darold Parken, President and CEO of Chartwell Technology Inc. "As we focus on the rollout of our new products and platforms in the European market, Lee will be a tremendous asset in building Chartwell's presence and providing strong strategic guidance within this and other new market areas for our unique business model and technology."

Mr. Richardson's achievements in delivering results in complex business and regulatory environments include: being the industry's first Marketing Director for the British Horseracing Board where he created an award-winning multi-million-pound sponsorship channel, and the launch of Sunday Racing with betting; the development of new products and channels for Coral Eurobet's on-line sports betting and gaming operations, achieving record market share, turnover, active customers, gross win and profits within 12 months; and management responsibility for Tote Direct, a joint venture between the Tote, Ladbrokes and Coral Eurobet, operating the largest network of on-line betting terminals-second in size only to the UK National Lottery.

Richardson said, "I am tremendously excited to be joining Chartwell at this important time in its growth and expansion. Europe is an increasingly vital part of the world marketplace for betting and gaming, and I intend to see that Chartwell, with its first-class people and products, achieves an even bigger share of this fast-developing market."

Under the direction of Mr. Richardson, Chartwell Games will continue to expand its base of brand clients and leverage its unique position as a true technology partner in the deployment of new gaming products and platforms including multiplayer poker and bingo, mobile, kiosk and Interactive TV (ITV).

CHARTWELL APPOINTS NEW BOARD MEMBER

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, March 25, 2004, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and mobile gaming industry is pleased to announce that it has appointed Mr. Peter H. Kinash as an independent member to the Company’s Board of Directors. The Company also announces the resignation of Mr. Steven W. Latham who served on the Board since 1998.

Mr. Kinash, a Chartered Accountant, joins the Board with more than fifteen years of financial and related experience in the technology sector. Since 2002, Mr. Kinash has been providing financial leadership and advice to emerging and established technology companies. Prior to this, Mr. Kinash was CFO with Wi-LAN Inc. and Partner with KPMG LLP where he led their Calgary technology practice from 1990 to 1999.

“Peter’s extensive financial and technology background will be a tremendous addition to the Board of Chartwell and we are very excited to begin working with him”, states Darold Parken, President and CEO of Chartwell. “Peter’s appointment, as an additional independent director, fulfills Chartwell’s objective of establishing its’ Board with a majority of independents. I would also like to thank Steve Latham for his long service to the Board, having stepped down to permit Peter’s appointment. Steve will continue to be a valuable member of the Chartwell team.”

Kinash said. “I am very pleased to be joining the Chartwell team. The electronic entertainment space will continue to produce significant revenue potential for new products and delivery methods and lead technological change. Chartwell’s position in this growing international market combines very nicely with my career history and I look forward to contributing to the development and growth of the company.”

Stock Options
Mr.  Kinash has been granted an option to purchase 50,000 common shares of Chartwell Technology. The options were granted for a five-year term pursuant to the Company’s Stock Option Plan.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms and other remote access devices. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact: Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

Chartwell Technology Inc.

PRESS RELEASE

CHARTWELL ANNOUNCES CONTINUED PROFITABILITY AND REVENUE GROWTH

- Revenue growth of 38%, Net Income of $0.04 per share -

Chartwell Technology Inc. **TSX-VEN: CWH**

Calgary, Canada, March 30, 2004, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online and remote gaming industry, announces financial results for the first quarter ended January 31, 2004.

Highlights of the quarter included:

- Revenue of $2.3M compared with $1.7M during the same period in fiscal 2003;
- Operating income of $604K or $0.04 per share and net income of $559K or $0.04 per share compared with operating and net income $348K or $0.03 per share during the same period in fiscal 2003;
- Software license fees of $1.9M compared to $1.2M during the same period in fiscal 2003;
- Cash flow from operations of $821K compared to ($35K) during the same period in fiscal year 2003;
- Working capital of $7.4M.

"We have consistently provided earnings over the last five quarters and our continued growth in sustainable recurring license fees gives us the means to accelerate our growth during fiscal 2004", says Don Gleason, Chief Financial Officer. "We are continuing to expand our portfolio of games and through new delivery channels like mobile we expect to broaden our customer base and drive incremental revenue for the remainder of the year."

Revenue

Revenue for the three months ended January 31, 2004 was $2,340,345, an increase of 38% compared to $1,691,476 in the same period of 2003. Software license fee revenue for the first quarter of 2004 increased by 64% to $1,939,199 compared to $1,183,308 for the same period of the previous year. License fee revenue continues to show quarter over quarter growth and accounted for 83% of the Company's revenue compared to 70% in the first quarter of 2003.

Operating Expenses

Total operating expenses, excluding the positive effect of foreign exchange gains, for the three months ended January 31, 2004, increased by 32% to $1,777,878 compared to $1,343,863 for the same period of 2003. Software development and customer support costs, which account for 55% of operating costs, increased by 12% to $972,240 compared to $871,853 for the same period of 2003. General and administrative expenses, which include all costs relating to sales, marketing, business development and corporate support personnel, totaled $771,705 compared to $423,201 for the same period of 2003. The overall increase in expenses is primarily due to salary and benefit costs resulting from the addition of development, support and marketing personnel over the course of the last year.

Foreign Exchange

For the three months ended January 31, 2004, the Company reported a foreign exchange gain of $41,430. There was no comparative gain or loss in the first quarter of 2003. Although revenue is received in U.S. dollars the Company carries a minimum amount of U.S currency thereby mitigating the impact on earnings of a continued decline in the U.S. dollar.

Net Income
Net income for the first quarter of 2004 increased by 61% to $559K or $0.04 per share compared with $348K or $0.03 per share for the corresponding period of the previous year. The increase was attributable to the larger growth in revenue than in expenses.

Liquidity and Capital Resources
At January 31, 2004, Chartwell had $5,968,249 in cash, cash equivalents and short term investments, working capital of $7,337,586 and remains debt free. Cash flow from operations was $820,786 compared to ($34,919) for the comparative period in 2003. Operating cash flow was positive due to increased cash generated from earnings, a reduction in accounts receivable due to increased collections and other working capital items.

For the three months ended January 31, 2004, the Company generated proceeds of $115,360 from the exercise of stock options. There were no other financing activities. Cash used in investing activities was $1,715,748 compared to proceeds of $676,751 in the first quarter of 2003. This was due to the purchase of short term investments and capital assets in the amounts of $1,530,313 and $185,435 respectively.

About Chartwell

For further information, please contact: **Chartwell Technology Inc.**

Don Gleason, Chief Financial Officer
(877) 261-6619 or (403) 261-6619
dhp@chartwelltechnology.com

Chartwell Technology Inc.

Consolidated Interim Financial Statements

For the three months ended January 31, 2004

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets
(unaudited)

		January 31, 2004 (unaudited)		October 31, 2003
Assets				
Current assets:				
Cash and cash equivalents	$	2,725,046	$	3,465,120
Short term investments		3,243,203		1,712,890
Accounts receivable		1,639,121		1,991,725
Prepaid expenses		152,101		148,699
		7,759,471		7,318,434
Due from related parties		172,564		190,512
Capital assets		489,871		338,969
Deferred software development costs		530,948		530,948
Future Income tax asset		475,000		520,000
	$	9,427,854	$	8,898,863
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	308,617	$	217,012
Current portion of obligations under capital lease		4,926		5,956
Deferred revenue		108,342		343,311
		421,885		566,279
Obligations under capital lease		2,159		3,031
Shareholders' equity:				
Share capital		14,925,083		14,809,723
Deficit		(5,921,273)		(6,480,170)
		9,003,810		8,329,553
	$	9,427,854	$	8,898,863

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Income and Deficit

(unaudited)

	Three months ended January 31, 2004	2003
Revenue:		
Software development fees	$ 357,438	$ 480,500
Software license fees	1,939,199	1,183,308
Interest and other	43,708	27,668
	2,340,345	1,691,476
Expenses:		
Software development and support	972,240	871,853
General and administrative	771,105	423,201
Depreciation and amortization	34,533	21,292
Amortization of deferred software development costs	-	27,517
	1,777,878	1,343,863
Income from operations	562,467	347,613
Foreign currency losses (gains)	(41,430)	-
Net income before taxes	603,897	347,613
Income taxes:		
Income tax expense	220,000	-
Future income tax recovery	(175,000)	-
	45,000	-
Net income	558,897	347,613
Deficit, beginning of period	(6,480,170)	(8,091,022)
Deficit, end of period	$ (5,921,273)	$ (7,743,409)
Net income per share basic & diluted	$ 0.04	$ 0.03

See accompanying notes to consolidated interim financial statements.

Weighted-average shares basic	13,669,842	13,487,301
Weighted-average shares diluted	14,651,116	13,487,301

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended January 31, 2004	2003
Cash provided by (used in):		
Operations:		
Funds from operations:		
Net income	$ 558,897	$ 347,613
Depreciation and amortization	34,533	21,292
Unrealized foreign exchange losses	(41,430)	-
Interest income capitalized	(2,052)	(1,941)
Amortization of deferred software development costs	-	27,517
Future income tax recovery	45,000	-
Deferred set-up costs	-	91,629
	594,948	486,110
Change in non-cash working capital:		
Accounts receivable	352,604	(540,813)
Due from related parties	20,000	-
Prepaid expenses	(3,402)	(35,375)
Deferred revenue	(234,969)	71,254
Accounts payable and accrued liabilities	91,605	(16,095)
	225,838	(521,029)
	820,786	(34,919)
Financing:		
Issue of shares	115,360	-
Repayment of lease obligations	(1,902)	(1,601)
	113,458	(1,601)
Investments:		
Purchase of short term investments	(1,530,313)	707,675
Purchase of capital assets	(185,435)	(30,924)
	(1,715,748)	676,751
Effect of foreign exchange rate changes on cash and cash equivalents	41,430	-
	41,430	-
Increase (decrease) in cash	(740,074)	640,231
Cash, beginning of period	3,465,120	1,704,267
Cash, end of period	$ 2,725,046	$ 2,344,498
Supplemental cash flow information:		
Cash interest received	$ 41,656	$ 25,727
Cash interest paid	298	597

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Interim Financial Statements
For the three months ended January 31, 2004
(unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. As the interim financial statements do not contain all of the disclosures required in annual financial statements, they should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003.

1. Share capital:

As at January 31, 2004 and October 31, 2003 the Company had 16,095,701 and 15,987,701 common shares outstanding and 2,458,100 and 2,616,100 options to acquire common shares respectively. The weighted average number of shares outstanding for the quarter were 13,669,842. Diluted shares of 14,651,116 reflect the dilutive effect of the exercise of the options outstanding.

2. Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the Canadian Institute of Chartered Accountants. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended January 31		
2004	Canada	Belize	Total
Software set-up fees	$ -	$ 357,438	$ 357,438
Software license fees	$ 56,791	$ 1,882,408	$ 1,939,199
2003	Canada	Belize	Total
Software set-up fees	$ -	$ 480,500	$ 480,500
Software license fees	$ 54,638	$ 1,128,670	$ 1,183,308

3. Stock-based compensation

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. The Company has calculated the fair value of stock options granted to employees, directors, and officers using the Black Scholes option pricing model with a dividend yield of 0% and with the following weighted-average assumptions: Risk free interest rate-4%, Volatility-100%, Expected option life-5 years. Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following pro forma amounts:

	Three months ended January 31, 2004	
	As reported	Pro forma
Net income	$ 558,897	$ 505,355
Earnings per share basic & diluted	$ 0.04	$ 0.04